May 5, 2014

VIA EDGAR AND FEDEX

Mr. Kevin Woody
Brand Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

    Re: Equity LifeStyle Properties, Inc.
Form 10-K for the year ended December 31, 2013
Filed on February 24, 2014
File No. 001-11718

Dear Mr. Woody:

The following is the response of Equity LifeStyle Properties, Inc. (the “Company,” “we,” or “our”) to the comments made by the staff of the United States Securities and Exchange Commission (the “Staff”) in your letter to Mr. Paul Seavey dated April 28, 2014.

Form 10-K for the year ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 34

Comment 1:    Please tell us how you complied with Item 10(e) of Regulation S-K, or tell us how you determined it was not necessary to reconcile Income from property operations, excluding deferrals for your total portfolio to Consolidated net income.

Response:    On our Consolidated Statements of Income and Comprehensive Income we provide on separate line items the GAAP deferrals of upfront payments from right-to-use contracts and related commissions. In the Results of Operations on page 35 of our Form 10-K, we disclosed that these deferrals are excluded from Income from Property Operations. We considered this disclosure to be sufficient information for the reader to understand the impact of not considering the deferrals in property operating income.

In future periodic Exchange Act reports, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed on May 1, 2014, we disclosed or will disclose Income from property operations including deferrals, as well as an explanation of how to reconcile the MD&A tables to Income from continuing operations before equity in income of unconsolidated joint ventures on the Consolidated Statements of Income and Comprehensive Income. In addition, we included a statement disclosing the additional purposes for which management uses non-GAAP financial measures.

Below is the disclosure included in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-Q for the quarter ended March 31, 2014:

Overview
Management’s discussion and analysis of financial condition and results of operations include certain financial measures in management’s view of the business which we believe are meaningful as they allow the investor the ability to understand key operating details of our business both with and without regard to certain accounting conventions or items which may not always be indicative of recurring annual cash flow of the portfolio.

Comparison of the Quarter Ended March 31, 2014 to the Quarter Ended March 31, 2013
The following tables for the comparison of the quarter ended March 31, 2014 to the quarter ended March 31, 2013 exclude the results from the 11 Properties that have been reclassified to “Discontinued operations” on the Consolidated Statements of Income and Comprehensive Income. When combined, the Income from property operations, Income from home sales and other and Total other expenses, net presented in the tables below reconcile to Income from continuing operations before equity in income of unconsolidated joint ventures on the Consolidated Statements of Income and Comprehensive Income.
Income from Property Operations
The following table summarizes certain financial and statistical data for the Property Operations for all Properties owned and operated for the same period in both years (“Core Portfolio”) and the total portfolio for the quarters ended March 31, 2014 and 2013 (amounts in thousands). The Core Portfolio may change from time-to-time depending on acquisitions, dispositions and significant transactions or unique situations. The Core Portfolio in this Form 10-Q includes all Properties acquired prior to December 31, 2012 and which we have owned and operated continuously since January 1, 2013.

	Core Portfolio				Total Portfolio
	2014	2013	Increase/ (Decrease)	% Change	2014	2013	Increase/ (Decrease)	% Change
Community base rental income	$104,066	$100,776	$3,290	3.3%	$106,045	$100,776	$5,269	5.2%
Rental home income	3,741	3,394	347	10.2%	3,757	3,394	363	10.7%
Resort base rental income	43,438	40,739	2,699	6.6%	44,949	40,739	4,210	10.3%
Right-to-use annual payments	11,214	11,523	(309)	(2.7)%	11,214	11,523	(309)	(2.7)%
Right-to-use contracts current period, gross	2,923	2,831	92	3.2%	2,923	2,831	92	3.2%
Utility and other income	17,383	16,681	702	4.2%	17,571	16,683	888	5.3%
Property operating revenues, excluding deferrals	182,765	175,944	6,821	3.9%	186,459	175,946	10,513	6.0%

Property operating and maintenance	57,608	55,025	2,583	4.7%	58,696	55,055	3,641	6.6%
Rental home operating and maintenance	1,901	1,870	31	1.7%	1,908	1,870	38	2.0%
Real estate taxes	12,174	12,400	(226)	(1.8)%	12,485	12,400	85	0.7%
Sales and marketing, gross	2,405	2,361	44	1.9%	2,405	2,361	44	1.9%
Property operating expenses, excluding deferrals and Property management	74,088	71,656	2,432	3.4%	75,494	71,686	3,808	5.3%
Income from property operations, excluding deferrals and Property management	108,677	104,288	4,389	4.2%	110,965	104,260	6,705	6.4%
Property management	10,632	10,133	499	4.9%	10,632	10,133	499	4.9%
Income from property operations, excluding deferrals	98,045	94,155	3,890	4.1%	100,333	94,127	6,206	6.6%
Right-to-use contracts, deferred and sales and marketing, deferred, net	592	577	$15	2.6%	592	577	$15	2.6%
Income from property operations	$97,453	$93,578	$3,875	4.1%	$99,741	$93,550	$6,191	6.6%

Financial Statements
Notes to Consolidated Financial Statements, page F-11

Note 18-Commitments and Contingencies, page F-32

California Hawaiian, page F-33

Comment 2:    In your Form 8-K filed on April 18, 2014, you disclose jury verdicts of $15.3 million in compensatory damages and $95.8 million in punitive damages against your operating partnership. With respect to these verdicts, please tell us how you have complied with ASC 450-20 in prior periodic filings. Specifically, tell us when the loss met the probably and reasonably estimable criteria described in paragraph 2 of ASC 450-20-25. Additionally, tell us how you determined that the loss contingency was not at least reasonably possible and that it was not necessary to disclose an estimate of the possible loss or range of loss in prior periodic filings in accordance with paragraph 4 of ASC 450-20-50. Your response should include, but not be limited to, a discussion of the exact timeline of this matter. Further, your timeline should address the filings dates of your prior periodic filings.

Response: We respectfully submit to the Staff that our prior periodic reports fully complied with the applicable accounting guidance for commitments and contingencies under ASC 450-20.

ASC 450-20 requires disclosure only when the following conditions are met:

1.The loss contingency is reasonably possible;
2.If the contingent loss is reasonably possible, the nature of the contingency must be disclosed, and either an estimate of the range of loss or a statement that such an estimate cannot be made must be provided; and
3.If the contingent loss is probable and the amount of loss can be reasonably estimated, the estimate must be accrued by a charge to income.

As more fully set forth below, we believe that the loss contingency was remote until the jury rendered its verdicts on April 14-15, 2014. The loss contingency became reasonably possible only after the verdicts were rendered and only after that point in time did a range of loss become reasonably estimable.

A contingent loss relating to compensatory and punitive damages was remote before April 14-15, 2014.

The California Hawaiian matter began in 2009. Consistent with our disclosures related to tenant litigation previously brought by the same law firm involving our Colony Park property in California, we have disclosed the status of the case in our prior periodic filings even though we considered the potential for a material loss to be remote. Following our initial disclosure of the California Hawaiian matter, we have included disclosure in all of our subsequent periodic filings. Below is the timeline of the significant events including the filing dates of our prior periodic Exchange Act reports:

•
On April 30, 2009, a group of tenants at our California Hawaiian Property in San Jose, California (the “Property”) filed a complaint in the California Superior Court for Santa Clara County, Case No. 109CV140751, alleging that we have failed to properly maintain the Property and have improperly reduced the services provided to the tenants, among other allegations. We moved to compel arbitration and stay the proceedings, to dismiss the case, and to strike portions of the complaint.

On May 11, 2009 we filed our Form 10-Q for the quarter ended March 31, 2009 including our initial disclosure related to the California Hawaiian matter.

•
On October 8, 2009, the Court granted our motion to compel arbitration and stayed the court proceedings pending the outcome of the arbitration. The plaintiffs filed with the California Court of Appeal a petition for a writ seeking to overturn the trial court’s arbitration and stay orders.

On November 5, 2009 we filed our Form 10-Q for the quarter ended September 30, 2009 including updated disclosure related to the California Hawaiian matter.

•
On November 30, 2009, the Company submitted a preliminary opposition and the Court of Appeal issued an order allowing further written submissions and requests for oral argument, which the parties submitted.

On May 6, 2010 we filed our Form 10-Q for the quarter ended March 31, 2010 including updated disclosure related to the California Hawaiian matter.

During this time period a similar case involving our Colony Park property went to trial. That case was brought by the same plaintiffs’ law firm, and at trial the plaintiffs consisted of current or former residents of approximately 25% of the total number of sites in the community. The plaintiffs’ final pre-trial settlement demand in the Colony Park case was $5.25 million. The trial began in August 2010 and the verdict was returned in November 2010. In that trial the jury awarded less than $44,000 in compensatory damages to a small number of plaintiffs and nothing to the overwhelming majority of plaintiffs. The court also awarded us approximately $2 million in legal fees and costs from the plaintiffs who did not receive any damage award. That award was subsequently vacated and is subject to ongoing proceedings. The final Court of Appeal opinion was not issued until March 2014, which mostly affirmed the determinations in our favor but remanded the case to the trial court for limited further proceedings on one substantive issue (not involved as an issue in the California Hawaiian litigation), and on attorneys’ fees and costs.
On May 1, 2014 we filed our Form 10-Q for the quarter ended March 31, 2014 including updated disclosure related to the Colony Park matter.

•
On May 10, 2011 the Court of Appeal granted the previously mentioned petition and ordered the trial court to vacate its order compelling arbitration and to restore the matter to its litigation calendar for further proceedings. On May 24, 2011, we filed a petition for rehearing requesting the Court of Appeal to reconsider its May 10, 2011 decision. On June 8, 2011, the Court of Appeal denied the petition for rehearing. On June 16, 2011, we filed with the California Supreme Court a petition for review of the Court of Appeal’s decision.

On August 4, 2011 we filed our Form 10-Q for the quarter ended June 30, 2011 including updated disclosure related to the California Hawaiian matter.

•	On August 17, 2011, the California Supreme Court denied the petition for review.
On November 8, 2011 we filed our Form 10-Q for the quarter ended September 30, 2011 including updated disclosure related to the California Hawaiian matter.

•	On January 27, 2014, the trial in the California Hawaiian matter commenced.
On February 24, 2014 we filed our Form 10-K for the year ended December 31, 2013 including updated disclosure related to the California Hawaiian matter.

Before the jury verdicts in the California Hawaiian matter were issued in April 2014, and based on our experience in the Colony Park matter, we determined that the prospect of a material loss was remote and according to ASC 450 there is no requirement for us to either record an accrual or make disclosure of the contingency.

A contingent loss relating to compensatory and punitive damages was reasonably possible only after April 14-15, 2014.

As explained above, we concluded that any loss relating to compensatory and punitive damages was remote prior to April 14-15, 2014, when the jury entered verdicts against our operating partnership of approximately $15.3 million in compensatory damages and approximately $95.8 million in punitive damages. As of March 31, 2014, as the trial was ongoing and based on the information available to us at that time, including management’s and internal counsel’s assessment of the ongoing trial as well as outside counsel’s assessment of the trial, and our experience in the aforementioned Colony Park trial, we did not meet the two conditions required to determine that a loss should be accrued. We determined that a material loss was neither probable nor estimable.

Following the jury verdicts of April 14-15, we determined a materially adverse result was not probable and estimable. Although verdicts have now been issued, the verdicts do not mean that the matter has been settled or resolved. Rather, we disagree with the verdicts and will vigorously seek to overturn them in the trial court or on appeal. We have determined a range of possible outcomes between $0 and $111.0 million. However, we are unable to provide an estimate of any possible loss within that range given the uncertainty related to the ultimate resolution of this case and the period of time to reach a conclusion, including based on our experience in the Colony Park matter, which included a verdict in 2010 that remains unresolved in 2014. Therefore, at the time we filed our Form 10-Q, we cannot and could not determine that any amount within the range is a better estimate and therefore we concluded that we should accrue the minimum of zero as of March 31, 2014.

We have taken into consideration the events that have occurred after the reporting period and before the financial statements were scheduled to be issued. Only after the contingent loss became reasonably possible on

April 14-15, 2014, were we required under ASC 450-20 to include disclosure of the nature of the loss contingency.  Therefore, beginning with the first quarter 2014 Form 10-Q filed on May 1, 2014, we properly included the following disclosure relating to the nature of the loss contingency, the range of loss and the fact that it was not possible for us to estimate our potential compensatory and punitive damages liability.

The trial commenced on January 27, 2014. On April 14-15, 2014, the jury entered verdicts against our operating partnership of approximately $15.3 million in compensatory damages and approximately $95.8 million in punitive damages. At March 31, 2014, based on the information available to us, a material loss was neither probable nor estimable. We have taken into consideration the events that have occurred after the reporting period and before the financial statements were issued, including the jury verdicts. We will vigorously seek to overturn these verdicts in the trial court or on appeal, including but not limited to asking the trial judge to grant a new trial and to reduce the damages. We anticipate a lengthy time period to achieve resolution of this case.

Given the uncertainty related to the ultimate resolution of this case as well as the time period to reach a conclusion, we are unable to provide an estimate of any possible loss. We currently estimate a range of possible outcomes between zero and $111.0 million based on all of the facts presented.  At this time, we cannot determine that any amount within the range is a better estimate and therefore we conclude that we should accrue the minimum of zero as of March 31, 2014. We will continue to evaluate the possible outcomes of this case in light of future developments and their potential impact on factors relevant to our assessment of any possible loss.

Other, page F-35

Comment 3:    We note your disclosure that “Management believes that all proceedings herein described or referred to, taken together, are not expected to have a material adverse impact on us.” Please clarify what is meant by “us.” Specifically, please tell us if you were referring to your balance sheet, state of income and comprehensive income, and statement of cash flows. If you were referring to your balance sheet, statement of income and comprehensive income, and statement of cash flows; please tell us how you were able to make that conclusion in light of the recent jury verdicts. If you were not referring to your balance sheet, statement of income and comprehensive income, and statement of cash flows, then we note that you have not disclosed in your financial statement footnotes:

(i)	the possible loss or range of loss;

(ii)	a statement that an estimate of the loss cannot be made
ASC 450 indicates that if an unfavorable outcome is determine to be reasonably possible but not probably, or if the amount of the loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Please revise your disclosure beginning in your first quarter Form 10-Q to include all of the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50. Please provide an example of your proposed disclosures.

Response:    We respectfully advise the Staff that we disclose the definition of “us” in the Notes to Consolidated Financial Statements, page F-11, Note 1-Our Organization and Basis of Presentation. Pursuant to that disclosure, “us” represents Equity LifeStyle Properties, Inc. together with MHC Operating Limited Partnership and other consolidated subsidiaries. In addition, the ‘Other’ section of Note 18 - Commitments and Contingencies is intended to disclose all other matters that are not otherwise explicitly disclosed in the Note, and is therefore not intended to refer to all contingencies matters. In order to further clarify this point, we included the following disclosure in Note 12 - Commitments and Contingencies of our Form 10-Q for the quarter ended March 31, 2014, filed on May 1, 2014:

Other
In addition to legal matters discussed above, we are involved in various other legal and regulatory proceedings (“Other Proceedings”) arising in the ordinary course of business. The Other Proceedings include, but are not limited to, notices, consent decrees, information requests, and additional permit requirements and other similar enforcement actions by governmental agencies relating to our water and wastewater treatment plants and other waste treatment facilities. Additionally, in the ordinary course of business, our operations are subject to audit by various taxing authorities. Management believes these Other Proceedings taken together do not represent a material liability. In addition, to the extent any such proceedings or audits relate to newly acquired Properties, we consider any potential indemnification obligations of sellers in our favor.

In connection with our response to comments received on April 28, 2014 from the Staff pertaining to our Form 10-K for the fiscal year ended December 31, 2013, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please feel free to contact me at 312-279-1488.

EQUITY LIFESTYLE PROPERTIES, INC.

/s/ Paul Seavey
Executive Vice President & Chief Financial Officer

Cc:    Jennifer Monick, U.S. Securities and Exchange Commission
Brian Ofenloch, Ernst & Young, LLP
Larry Medvinsky, Clifford Chance US LLP
Allein Sabel, Clifford Chance US LLP